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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-25045

                           NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For Period Ended March 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:            Central Federal Corporation
Former Name:                        Grand Central Financial Corporation
Address of Principal Executive
  Office:                           601 Main Street
City, State and Zip Code:           Wellsville, Ohio 43968

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;
               and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons that the required Form 10-QSB could not be filed within the prescribed period.

The registrant worked diligently to prepare and file its quarterly report on Form 10-QSB for its fiscal quarter ended March 31, 2003, but it was unable to complete necessary reviews of the financial statements included in the report by the prescribed filing date, May 15, 2003. The impediment to completing those reviews could not be eliminated without unreasonable effort or expense. The registrant's Form 10-QSB for the fiscal quarter ended March 31, 2003 will be filed no later than May 20, 2003, within the time period prescribed by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Kelley L. Nanna              330                 532-1517
           (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           CENTRAL FEDERAL CORPORATION
             (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2003                 By: /s/  Kelley L. Nanna
                                          --------------------------------
                                               Kelley L. Nanna, CPA
                                               Treasurer
                                               (principal financial officer)
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                        CHANGE IN RESULTS OF OPERATIONS

The registrant suffered a net loss of $1.123 million for the quarter ended March 31, 2003, as compared to a net gain of $209 thousand for the quarter ended March 31, 2002, a decline in net income of more than $1.3 million. Earnings per share for the quarter ended March 31, 2002 were $0.13, while there was a net loss of $0.74 per share for the quarter ended March 31, 2003.

The reduction in net income primarily was attributable to a significant increase in non-interest expense for the quarter ended March 31, 2003. Non-interest expense for the quarter ended March 31, 2003 was $2.787 million as compared to $804 thousand for the quarter ended March 31, 2002. There also was a significant decrease in interest income, but that decrease was substantially offset by a decrease in interest expense. Interest income for the quarter ended March 31, 2003 was $1.468 million as compared to $1.940 million for the quarter ended March 31, 2002, while interest expense for the quarter ended March 31, 2003 was $601 thousand as compared to $944 thousand for the quarter ended March 31, 2002.

More complete information regarding the registrant's results of operations for the quarter ended March 31, 2003 is set forth in the financial statements and related Management's Discussion and Analysis included in the registrant's Form 10-QSB for the quarter ended March 31, 2003, which will be filed with the Securities and Exchange Commission no later than May 20, 2003.